UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tourmaline Bio, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

89157D105

(CUSIP Number)

Ryan Baker

Qiming U.S. Ventures Management, LLC

11100 NE 8th Street, Suite 200

Bellevue, WA 98004

(425) 709-0772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89157D105
1.	Names of Reporting Persons Qiming U.S. Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,177 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,177 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,177 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Qiming U.S. Healthcare Fund, L.P. (“Qiming”), Qiming U.S. Healthcare GP, LLC (“Qiming GP”), Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), Qiming U.S. Healthcare Fund III, L.P. (“Qiming III”), Qiming U.S. Healthcare GP III, LLC (“Qiming GP III”), Mark McDade (“McDade”) and Gary Rieschel (“Rieschel” and together with Qiming, Qiming GP, Qiming II, Qiming GP II, Qiming III, Qiming GP III, and McDade, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Qiming U.S. Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,177 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,177 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,177 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Qiming U.S. Healthcare Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 110,083 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 110,083 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,083 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming II. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Qiming U.S. Healthcare GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 110,083 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 110,083 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,083 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming II. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Qiming U.S. Healthcare Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 348,431 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 348,431 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,431 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming III. Qiming GP III serves as the sole general partner of Qiming III. As such, Qiming GP III possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of the shares held by Qiming III. Qiming GP III owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP III. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Qiming U.S. Healthcare GP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 348,431 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 348,431 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,431 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming III. Qiming GP III serves as the sole general partner of Qiming III. As such, Qiming GP III possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of the shares held by Qiming III. Qiming GP III owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP III. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Mark McDade
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 518 shares
	8.	Shared Voting Power 641,691 shares (2)
	9.	Sole Dispositive Power 518 shares
	10.	Shared Dispositive Power 641,691 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 642,209 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 183,177 shares held by Qiming; (ii) 110,083 shares held by Qiming II; and (iii) 348,431 shares held by Qiming III. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. Qiming GP III serves as the sole general partner of Qiming III. As such, Qiming GP III possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of the shares held by Qiming III. Qiming GP III owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of each of Qiming GP, Qiming GP II and Qiming GP III. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming, Qiming II and Qiming III and may be deemed to have indirect beneficial ownership of these shares.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

CUSIP No. 89157D105
1.	Names of Reporting Persons Gary Rieschel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,079 shares
	8.	Shared Voting Power 641,691 shares (2)
	9.	Sole Dispositive Power 5,079 shares
	10.	Shared Dispositive Power 641,691 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 646,770 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 183,177 shares held by Qiming; (ii) 110,083 shares held by Qiming II; and (iii) 348,431 shares held by Qiming III. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. Qiming GP III serves as the sole general partner of Qiming III. As such, Qiming GP III possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of the shares held by Qiming III. Qiming GP III owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of each of Qiming GP, Qiming GP II and Qiming GP III. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming, Qiming II and Qiming III and may be deemed to have indirect beneficial ownership of these shares.

(3)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

Introduction

This Amendment No. 1 (the “Amendment”) is being filed as an amendment to the statement on Schedule 13D relating to the Common Stock of Tourmaline Bio, Inc. (formerly, Talaris Therapeutics, Inc.), a Delaware corporation, as filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 (the “Original Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Tourmaline Bio, Inc. (formerly, Talaris Therapeutics, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27 West 24th Street, Suite 702, New York, NY 10010.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by Qiming U.S. Healthcare Fund, L.P. (“Qiming”), Qiming U.S. Healthcare GP, LLC (“Qiming GP”), Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), Qiming U.S. Healthcare Fund III, L.P. (“Qiming III”), Qiming U.S. Healthcare GP III, LLC (“Qiming GP III”), Mark McDade (“McDade”) and Gary Rieschel (“Rieschel” and, with Qiming, Qiming GP, Qiming II, Qiming GP II, Qiming III, Qiming GP III and McDade, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business and principal business office of the Reporting Persons is 11100 NE 8th Street, Suite 200, Bellevue, WA 98004.

(c)	The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of Qiming GP, which is the general partner of Qiming, as Managing Member of Qiming GP II, which is the general partner of Qiming II and as Managing Member of Qiming GP III, which is the general partner of Qiming III.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Qiming, Qiming GP, Qiming II, Qiming GP II, Qiming III and Qiming GP III was organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On May 2, 2023, Qiming III purchased an aggregate of 3,000,000 shares of preferred stock of Old Tourmaline (as defined below)for an aggregate purchase price of $3,000,000.

On June 22, 2023 in connection with the Merger Agreement (as defined below), Qiming III and other unrelated investors entered into a securities purchase agreement with Old Tourmaline (the "Purchase Agreement"), pursuant to which Qiming III purchased 1,367,945 shares of common stock of Old Tourmaline for the total purchase price of $2,000,000 (the “Financing Transaction”). The Financing Transaction closed immediately prior to the effective time of the Merger. The source of funds for Qiming III’s purchases of shares of Old Tourmaline common and preferred stock was the contribution from Qiming III’s general and limited partners.

On October 19, 2023, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2023 (the “Merger Agreement”), by and among the Issuer, Tourmaline Bio, Inc., a Delaware corporation (“Old Tourmaline”) and Terrain Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, among other matters, Merger Sub merged with and into Old Tourmaline, with Old Tourmaline continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the Merger Agreement (the “Merger”). In connection with the closing of the Merger Agreement, the Issuer changed its name to Tourmaline Bio, Inc.

Under the terms of the Merger, immediately prior to the effective time of the Merger, each share of Old Tourmaline’s preferred stock was converted into one share of Old Tourmaline’s common stock. At the effective time of the Merger, each of these shares was converted based on an exchange ratio of 0.7977 (without giving effect to the Reverse Stock Split, as defined below) shares of the Issuer’s common stock for each share of Old Tourmaline common stock.

In connection with the Merger, the Issuer effected a reverse split of its Common Stock (the “Reverse Stock Split”), pursuant to which each 10 shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split were automatically without further action on the part of the Issuer or any holders of such Common Stock, reclassified, combined, converted and changed into one share of Common Stock.

At the effective time of the Merger, pursuant to the Merger Agreement, each of McDade’s pre-existing options to purchase shares of Common Stock were accelerated and cancelled. In consideration for such cancellation, McDade received a combination of a cash payment of $8,066 and 518 shares of Common Stock (after giving effect to the reverse stock split) with respect to his pre-existing stock option to purchase 20,500 shares of Common Stock. McDade received no consideration for his pre-existing stock option to purchase 14,501 shares of Common Stock, which option had an exercise price that was greater than the Terrain-In-the-Money Price (as defined in the Merger Agreement).

Following the closing of the Merger, Qiming, Qiming II, Qiming III, McDade and Rieschel directly owned 183,177, 110,083, 348,431, 518, and 5,079 shares of Common Stock, respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 30, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Qiming	183,177	0	183,177	0	183,177	183,177	0.9%
Qiming GP (1)	0	0	183,177	0	183,177	183,177	0.9%
Qiming II	110,083	0	110,083	0	110,083	110,083	0.5%
Qiming GP II (2)	0	0	110,083	0	110,083	110,083	0.5%
Qiming III	348,431	0	348,431	0	348,431	348,431	1.7%
Qiming GP III (3)	0	0	348,431	0	348,431	348,431	1.7%
McDade (1) (2) (3)	518	518	641,691	518	641,691	642,209	3.2%
Rieschel (1) (2) (3)	5,079	5,079	641,691	5,079	641,691	646,770	3.2%

(1)	Includes 183,177 shares held directly by Qiming. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming.

(2)	Includes 110,083 shares held directly by Qiming II. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II.

(3)	Includes 348,431 shares held directly by Qiming III. Qiming GP III serves as the sole general partner of Qiming III. As such, Qiming GP III possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of the shares held by Qiming IIII. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP III. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming III and may be deemed to have indirect beneficial ownership of the shares held by Qiming III.

(4)	This percentage is calculated based upon 20,336,773 shares of Common Stock outstanding as of October 19, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2023.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 19, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023

Qiming U.S. Healthcare Fund, L.P.		Qiming U.S. Healthcare GP, LLC

By:	Qiming U.S. Healthcare GP, LLC	By:	/s/ Mark McDade
its	General Partner		Name: Mark McDade
Title: Managing Member
By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare Fund II, L.P.	Qiming U.S. Healthcare GP II, LLC

By:	Qiming U.S. Healthcare GP II, LLC	By:	/s/ Mark McDade
its	General Partner		Name: Mark McDade
Title: Managing Member
By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare Fund III, L.P.	Qiming U.S. Healthcare GP III, LLC

By:	Qiming U.S. Healthcare GP III, LLC	By:	/s/ Mark McDade
its	General Partner		Name: Mark McDade
Title: Managing Member
By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

/s/ Mark McDade
Mark McDade

/s/ Gary Rieschel
Gary Rieschel

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Tourmaline Bio, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: October 30, 2023

Qiming U.S. Healthcare Fund, L.P.		Qiming U.S. Healthcare GP, LLC

By:	Qiming U.S. Healthcare GP, LLC	By:	/s/ Mark McDade
its	General Partner		Name: Mark McDade
Title: Managing Member
By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare Fund II, L.P.	Qiming U.S. Healthcare GP II, LLC

By:	Qiming U.S. Healthcare GP II, LLC	By:	/s/ Mark McDade
its	General Partner		Name: Mark McDade
Title: Managing Member
By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare Fund III, L.P.	Qiming U.S. Healthcare GP III, LLC

By:	Qiming U.S. Healthcare GP III, LLC	By:	/s/ Mark McDade
its	General Partner		Name: Mark McDade
Title: Managing Member
By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

/s/ Mark McDade
Mark McDade

/s/ Gary Rieschel
Gary Rieschel